UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
                                                OMB APPROVAL
FORM 4                                          OMB  Number: 3235-0287
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Sean S. Scarlis
   12975 Worldgate Drive
   Herndon, VA 20170

2. Issuer Name and Ticker or Trading Symbol e.spire Communications, Inc. (ESPI)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   December 2000

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [x] Officer (give title below) [ ] Other (specify below)
   Chief Accounting Officer

7. Individual or Joint/Group Filing (Check Applicable Line)
   [x] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person


Table I    Non-Derivative Securities Acquired, Disposed of,
or Beneficially Owned

1. Title of Security (Instr. 3)
   Common Stock (1)
   Common Stock (2)

2. Transaction Date (Month/Day/Year)
   12/15/00
   12/29/00

3. Transaction Code (Instr. 8)
   J
   V

4. Securities Acquired(A) or Disposed of (D) (Instr. 3, 4, and 5)
   Amount         (A) or (D)             Price
   5,546              A                  $4.29000
   7,500              A                  $0.50000

5. Amount of Securities Beneficially Owned at  End of Month (Instr. 3 and 4)

   19,420

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
   D
   D

7. Nature of Indirect Beneficial Ownership (Instr. 4)

Table II (PART 1) Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1. Title of Derivative Security (Instr. 3)
   Incentive Stock Option (right to buy) (3)
   Incentive Stock Option (right to buy) (3)
   Incentive Stock Option (right to buy) (3)
   Incentive Stock Option (right to buy) (3)

2. Conversion or Exercise Price of Derivative Security
   $3.81300
   $3.81300
   $3.81300
   $3.81300

3. Transaction Date (month/day/year)
   05/31/00
   05/31/00
   05/31/00
   05/31/00

4. Transaction Code (Instr. 8)
   Code       V
              V
              V
              V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, 5)
   (A)                  (D)
   5,625
   5,625
   5,625
   5,625

6. Date Exercisable and Expiration Date (Month/Day/Year)
   Dated Exercisable                     Expiration Date
   05/31/01                              05/30/06
   05/31/02                              05/31/07
   05/31/03                              05/30/08
   05/31/04                              05/31/09


7. Title and Amount of Underlying Securtities (Instr. 3 and 4)
   Title                          Amount or Number of Shares
   Common Stock                   5,625
   Common Stock                   5,625
   Common Stock                   5,625
   Common Stock                   5,625

8. Price of Derivative Security (Instr. 5)


9. Number of derivative Securities Benenficially Owned at End of Month
 (Instr. 4)
   5,625
   5,625
   5,625
   5,625

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
    D
    D
    D
    D

11. Nature of Indirect Benenficial Ownership (Instr. 4)


[FN]
Explanation of Responses:
(1) These shares were granted as stock bonuses pursuant to the Company's Annual Performance Plan, and grants pursuant to this plan are Rule 16b-3 qualified.

(2) Granted pursuant e.spire's 1998 Restricted Stock Plan. The stock vests
25% on September 29, 2001 and 25% on each anniversary of September 29. Unvested stock is subject to forfeiture under certain circumstance.

(3) Granted under the Company's Amended 1994 Stock Option Plan and qualified under Rule 16b-3.



SIGNATURE OF REPORTING PERSON
/S/ SEAN S. SCARLIS

DATE January 9, 2001

** Intentional misstatements or ommission of facts constitute Federal Criminal Violations. See 18 USC 1001 and 15 USC 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.